For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs

Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

MAY 24 MAI, 2018

Barbara Duckitt (17)

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1321557

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

CENTURY FINANCIAL CAPITAL GROUP INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

FSD PHARMA INC.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1998/11/01

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number
Nombre

or
ou

minimum and maximum
minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

Please see attached Schedule 1A-1E.

SCHEDULE TO THE ARTICLES OF AMENDMENT
OF
CENTURY FINANCIAL CAPITAL GROUP INC.

The Articles of the Corporation are amended as follows:

A. The name of the corporation is changed to "FSD Pharma Inc.";

B. To increase the authorized capital of the Corporation by creating a new class of Class A Multiple Voting Shares;

C. To re-designate the existing common shares as Class B Subordinate Voting Shares;

D. To delete the authorized non-voting Class A Preferred Shares and non-voting Class B Preferred shares and to delete the rights, privileges, restrictions attached thereto;

E. After giving effect to the foregoing, the classes and the maximum number of shares that the Corporation is authorized to issue shall be an unlimited number of Class A Multiple Voting Shares and an unlimited number of Class B Subordinate Voting Shares; and

F. To provide that the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares shall have attached thereto and be subject to the following rights, privileges, restrictions and conditions:

1. CLASS A MULTIPLE VOTING SHARES AND CLASS B SUBORDINATE VOTING SHARES

1.1 ***Dividends, Rights on Liquidation, Dissolution or Winding-Up.*** The Class A Multiple Voting Shares and the Class B Subordinate Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to any class ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares and shall rank *pari passu*, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares shall, subject always to the rights of the holders of shares of any class ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, be entitled to receive (i) such dividends as the board of directors of the Corporation shall determine, and (ii) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (i) and (ii) in an identical amount per share, at the same time and in the same form (whether in cash, *in specie* or otherwise) as if the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares were of one class only, provided, however, that in the event of a payment of a dividend in the form of shares of the Corporation, holders of Class A Multiple Voting Shares shall receive Class A Multiple Voting Shares and holders of Class B Subordinate Voting Shares shall receive Class B Subordinate Voting Shares, unless otherwise determined by the board of directors of the Corporation.

1.2 ***Meetings and Voting Rights.***

1.2.1 Each holder of Class A Multiple Voting Shares and each holder of Class B Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Class A Multiple Voting Share shall entitle the holder thereof to 276,660 votes and each Class B Subordinate Voting Share shall entitle the holder thereof to one (1) vote, voting together as a single class, except as otherwise expressly provided herein or as provided by law.

1.2.2 Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the *Business Corporations Act* (Ontario) (the "**Act**"). Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the Act unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law or subsection 1.2.3 in respect of such exchange, reclassification or cancellation.

1.2.3 In connection with any Change of Control Transaction (as defined below) requiring approval of the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares under the Act, holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Multiple Voting Shares who voted in respect of that resolution and by a majority of the votes cast by the holders of outstanding Class B Subordinate Voting Shares who voted in respect of that resolution, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

1.2.4 For purposes of subsection 1.2.3, "**Change of Control Transaction**" means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation, the continuing entity or its parent and more than fifty percent (50%) of the total number of outstanding shares of the Corporation, the continuing entity or its parent, in each case as outstanding immediately after such transaction, and the shareholders of the Corporation immediately prior to the transaction own voting securities of the Corporation, the continuing entity or its parent immediately following the transaction in substantially the same proportions (vis-à-vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction.

1.3 ***Subdivision or Consolidation.*** No subdivision or consolidation of the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares shall be carried out unless, at the same time, the

Class B Subordinate Voting Shares or the Class A Multiple Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

1.4 ***Voluntary Conversion.*** The Class B Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Class A Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Class B Subordinate Voting Share, in the following manner.

1.4.1 The conversion privilege for which provision is made in this subsection 1.4 shall be exercised by notice in writing given to the Corporation at its registered office, accompanied by a certificate or certificates representing the Class A Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege. Such notice shall be signed by the holder of the Class A Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Class A Multiple Voting Shares which such holder desires to have converted. On any conversion of Class A Multiple Voting Shares, the Class B Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Class A Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Corporation in respect of such transfer, in such name or names as such registered holder may direct in writing. Upon receipt of such notice and certificate or certificates and, as applicable, compliance with such other requirements, the Corporation shall, at its expense, effective as of the date of such receipt and, as applicable, compliance, remove or cause the removal of such holder from the register of holders in respect of the Class A Multiple Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Class B Subordinate Voting Shares to be registered) to the register of holders in respect of the resulting Class B Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing such Class A Multiple Voting Shares and issue or cause to be issued a certificate or certificates representing the Class B Subordinate Voting Shares issued upon the conversion of such Class A Multiple Voting Shares. If less than all of the Class A Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Class A Multiple Voting Shares represented by the original certificate which are not converted.

1.5 ***Automatic Conversion.***

1.5.1 Upon the first date that a Class A Multiple Voting Share is Transferred by a holder of Class A Multiple Voting Shares, other than to a Permitted Holder or from any such Permitted Holder back to such holder of Class A Multiple Voting Shares and/or any other Permitted Holder of such holder of Class A Multiple Voting Shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Multiple Voting Share into one fully paid and non-assessable Class B Subordinate Voting Share, effective immediately upon such Transfer, and the Corporation shall, at its expense, effective as of such date, remove or cause the removal of such holder from the register of holders in respect of the Class A Multiple Voting Shares subject to such automatic conversion, add such holder to the register of holders in respect of the resulting Class B Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing the Class A Multiple Voting Shares so deemed to have been converted for Class B Subordinate Voting Shares, and issue or cause to be issued

to such holder a certificate representing the Class B Subordinate Voting Shares issued to the holder upon the foregoing automatic conversion of such Class A Multiple Voting Shares registered in the name of such holder and, against receipt from such holder of the certificate or certificates representing the Class A Multiple Voting Shares in respect of which such conversion has been deemed to have been exercised, deliver to such holder the certificate representing such Class B Subordinate Voting Shares. If less than all of the Class A Multiple Voting Shares represented by any certificate are automatically converted into Class B Subordinate Voting Shares, the holder shall be entitled to receive a new certificate representing the Class A Multiple Voting Shares represented by the original certificate which have not been converted against delivery of such original certificate.

1.5.2 The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class A Multiple Voting Shares to Class B Subordinate Voting Shares and the general administration of this dual class share structure as it may deem necessary or advisable, and may from time to time request that holders of Class A Multiple Voting Shares furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class A Multiple Voting Shares and to confirm that a conversion to Class B Subordinate Voting Shares has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class B Subordinate Voting Shares shall be conclusive and binding.

1.5.3 For purposes of this subsection 1.5:

"**Affiliate**" means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

"**Members of the Immediate Family**" means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the *Income Tax Act* (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

"**Permitted Holders**" means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder;

"**Person**" means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

"**Transfer**" of a Class A Multiple Voting Share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" shall also include, without limitation, (1) a transfer of a Class A Multiple Voting Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class A Multiple Voting Share by proxy or otherwise, provided, however, that the following shall not be considered a "Transfer": (a) the grant of a proxy to the Corporation's officers or directors at the request of board of directors of the Corporation in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class A Multiple Voting Share that creates a mere security interest in such share pursuant to a *bona fide* loan or indebtedness transaction so long as the holder of the Class A Multiple Voting Share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class A Multiple Voting Share or other similar action by the pledgee shall constitute a "Transfer"; and

"**Voting Control**" with respect to a Class A Multiple Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class A Multiple Voting Share by proxy, voting agreement or otherwise.

A Person is "controlled" by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.6 ***Single Class.*** Except as otherwise provided above, Class A Multiple Voting Shares and Class B Subordinate Voting Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2018/03/15

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

CENTURY FINANCIAL CAPITAL GROUP INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature) Yaron Conforti

CEO

(Description of Office)
(Fonction)